Exhibit 2.5

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 53.3.0000622–9

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON AUGUST 26, 2011.

I. DATE, TIME AND PLACE OF MEETING: On August 26, 2011, at 3:00 p.m., at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City and State of Rio de Janeiro.

II. CALL NOTICE: By individual messages sent to the Directors on August 16, 2011.

III. QUORUM AND ATTENDANCE: All Directors were present and affixed their signatures below. Also in attendance were Alex Waldemar Zornig, Tarso Rebello Dias, Sergio Aguiar, Maria Gabriela Campos da Silva Menezes Cortês and Daniella Geszikter Ventura (Company representatives). The following were also in attendance during the presentations of items 1 through 5 of the Agenda: Allan Kardec de Melo Ferreira (member of the Fiscal Council), a representative of the independent auditor (Otavio Ramos Pereira) and representatives of Apsis Consultoria Empresarial Ltda. (Luiz Paulo Cesar Silveira and Antonio Nicolau). The following were available to provide information to the Directors: Stephan Alexander (member of the Independent Special Committee of Telemar Norte Leste S.A.), Alvaro Bandeira (member of the Independent Special Committee of the Company) and Luiz Alberto Pereira de Mattos (member of the Independent Special Committee of Tele Norte Leste Participações S.A.).

IV. CHAIR: José Mauro Mettrau Carneiro da Cunha – Chairman and Maria Gabriela Campos da Silva Menezes Cortês – Secretary

V. AGENDA AND RESOLUTIONS: The Chairman of the Board of Directors, José Mauro Mettrau Carneiro da Cunha, having opened the meeting, Director João Carlos de Almeida Gaspar submitted a manifestation of protest that remains archived at the Company’s headquarters. The Chairman of the Board of Directors then asked the representatives of the Company to detail of the terms of the mergers of Coari Participações S.A. (“Coari”) and Tele Norte Leste Participações S.A. (“TNL”) into the Company (the “Mergers”), which are part of the Corporate

Reorganization. In particular, the representatives of the Company were asked about the exchange ratios applicable to the Mergers, the net worth appraisals of the involved companies and the characteristics of the shares of the Company to be issued to the current shareholders of Coari and TNL. Tarso Rebello Dias detailed the terms of the Corporate Reorganization, particularly of the Mergers, and clarified the Directors’ doubts. After examining the materials submitted to them and discussing the proposed terms, a majority of Directors present resolved the following, having recorded the manifestation of the opposing vote of Director João Carlos de Almeida Gaspar, which manifestation remains archived in the Company’s headquarters:

1. to submit to the Company’s General Shareholders’ Meeting a proposal to create two classes of preferred shares issued by the Company, redeemable at the discretion of the General Shareholders’ Meeting, and the distribution of such redeemable shares to shareholders who held Company shares prior to the Mergers, and the immediate redemption of such shares, to be decided in the same meeting of Company shareholders that will decide on the transactions that comprise the Corporate Reorganization. The preferred shares will have the following rights: (i) Class B preferred shares will have voting rights and priority in capital reimbursements, without premium; (ii) Class C preferred shares will not have voting rights, but instead will have priority in the receipt of minimum, non-cumulative dividends of 3% of shareholders’ equity per share. Newly-created Class B and Class C preferred shares will be immediately redeemed, such redemption conditioned upon the approval of the Mergers at the General Shareholders’ Meetings of the respective companies. Class B and C redeemable preferred shares will be distributed to the holders of common and preferred shares of the Company, respectively, at the ratio of one new share for each existing share. New shares will not be distributed with respect to shares held in treasury. The newly granted shares will be redeemed immediately after their issuance, for the total aggregate amount of R$1.5 billion, or R$2.543282 per share, which will be paid together with the amount due to shareholders of Telemar Norte Leste S.A. (“TMAR”) and TNL who exercise their withdrawal rights, approximately 40 days after the meeting to approve the Mergers. Considering that the rights and benefits conferred by the new preferred shares will not be more beneficial than those currently provided to existing preferred shares, current shareholders of the Company will not have withdrawal rights. The Directors also approve dispensing with amending the Company’s Bylaws, given that the shares created as a result of this deliberation will be immediately redeemed;

BRASIL TELECOM S.A.

Minutes of the Extraordinary Meeting of the Board of Directors

Held on August 26, 2011.

2. to approve the following documents, including all of their attachments and the transactions provided therein: (i) Protocol and Justification of the Merger of Coari Participações S.A. into Brasil Telecom S.A.; and (iii) Protocol and Justification of the Merger of Tele Norte Leste Participações S.A. into Brasil Telecom S.A. The Protocols and Justifications approved hereby establish the general terms of the transactions included in Mergers, such as the applicable exchange ratios, the amounts of the capital increases of Company, and the conditions for shareholders of Coari and TNL to exercise their withdrawal rights, among others. Copies of the Protocols and Justifications approved hereby are attached to these Minutes,

3. to ratify the selection and engagement of Apsis Consultoria Empresarial Ltda., headquartered at Rua São José, 90 – group 1,802, in the City and State of Rio de Janeiro, enrolled in the Corporate Taxpayers’ Registry (CNPF) under No. 27.281.922/0001-70 (“Apsis”), to prepare book value net worth appraisals of the TMAR, TNL and Coari and net worth appraisals at market prices of the Company, TMAR, TNL and Coari;

4. to submit the proposals for the Mergers to the Company’s general shareholders’ meeting; and;

5. to authorize the Company’s Executive Officers to take all necessary measures to sign the Protocols and Justifications and implement the Mergers.

Then, Alex Zornig presented the opportunity to raise funds through the issuance of real-denominated Bonds, at competitive costs to the Company, by taking advantage of the rate differential between the local and offshore markets, with Itaú BBA, HSBC, Deutsche Bank, Citibank, Morgan Stanley and Bank of America Merrill Lynch as potential underwriters. Alex clarified that the objective of this issuance are to refinance debt maturing in 2012 and to use for general corporate purposes. Main characteristics: (i) Amount: Benchmark of up to R$1.5 billion; (ii) Term: 5 to 7 years; (iii) Coupon: 5y - around 9.50% - equivalent to 96% CDI (including IR), 7y – around 10% - equivalent to 101% of CDI (including IR); (iv) Amortization: Bullet; (v) Interest: semiannual; (vi) Fee: up to 0.40%; (vii) Success Fee: 0.20% if the issuance is priced below 9.25% for a term of 5 years and below 9.75% for a term of 7 years. Then, a comparative table of the latest issuances of real-denominated Bonds was presented. The Board unanimously approved the proposal and delegated powers to the Company’s management to implement the transaction, pursuant to the above terms.

BRASIL TELECOM S.A.

Minutes of the Extraordinary Meeting of the Board of Directors

Held on August 26, 2011.

V – CLOSING: With nothing further to discuss, the Chairman ended the Meeting, for which these minutes were drafted, which were read and approved and signed by all Directors present.

Rio de Janeiro, August 26, 2011

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

Directors:

/s/ José Mauro Mettrau Carneiro da Cunha José Mauro Mettrau Carneiro da Cunha Chairman of the Meeting	/s/ João de Deus Pinheiro de Macêdo João de Deus Pinheiro de Macêdo

/s/Julio Cesar Fonseca Julio Cesar Fonseca	/s/ Francis James Leahy Meaney Francis James Leahy Meaney

/s/ João Carlos de Almeida Gaspar João Carlos de Almeida Gaspar

BRASIL TELECOM S.A.

Minutes of the Extraordinary Meeting of the Board of Directors

Held on August 26, 2011.

VOTING MANIFESTATION

The undersigned, in his role as a member of the Board of Directors of Brasil Telecom S.A., hereby expresses the following in relation to the resolutions adopted by the Board of Directors in a meeting held on this date.

This Director reiterates in its entirity the contents of the dissenting vote proffered at the board meeting held on August 17, 2011 since none of the material questions raised were duly analyzed or answered and since other questions have arisen since then, which have been equally ignored.

Following the meeting, all of the members of the board were made aware of a letter addressed to the company from a member of the fiscal council. This letter related questions raised by him and by minority shareholders that the management and the Independent Committee refused to examine.

The technical questions raised by this Director, the member of the fiscal council and the shareholders have a material impact on the cash flows and the valuations of the companies and, therefore, may affect the definition of an effectively fair exchange ratio.

In fact, there was no detailed examination of, for example, (i) the discrepancy between Apsis’ and Itaú BBA’s EBITDA projections, (ii) the inconsistencies in the data provided by the management to the Committee and its advisors, notably the convergence of the ARPUs for Regions I and III for 2020 vs. IBGE’s estimates and the disproportionate projections of penetration growth between such regions, (iii) the distortions that the use of the CAPEX/revenues ratio creates on discounted cash flows, (iv) the failure to adequately consider, while not comprehensive, Brasil Telecom’s assets of significant value and profitability, as well as the tax benefits from goodwill on which the company may rely, (v) the impacts of the aggressive expansion plans disclosed by a direct competitor, (vi) the financial effects of the transactions between the companies, (vii) the unequal treatment of the provisions for the judicial demands of the expansion plans, etc.

This Director calls to attention the following data, as additional examples of the pertinence of the questions raised and the importance that they be duly examined:

Difference between reports requested by the Company:

EBITDA

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Apsis	4,504	4,548	4,618	4,692	4,770	4,857	4,951	5,053	5,161	5,276
Itaú / Bradesco	2,938	2,729	2,645	2,511	2,581	2,672	2,737	2,898	3,092	3,307
Difference	(1,566)	(1,819)	(1,973)	(2,170)	(2,189)	(2,185)	(2,214)	(2,155)	(2,069)	(1,969)

EBITDA Margin

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Apsis	46.1%	46.5%	47.1%	47.6%	42.8%	48.8%	49.4%	50.0%	50.6%	51.2%
Itaú*	29.9%	28.3%	28.5%	27.6%	28.2%	29.0%	29.1%	30.0%	31.1%	32.3%
Bradesco*	26.2%	24.5%	24.3%	23.2%	23.4%	23.8%	23.8%	24.4%	25.3%	26.3%

*	Obs: Although EBITDA is the same for both banks, Itaú has different revenue figures from Bradesco due to eliminations. Therefore, the base for calculating the margin is different.

Ebitda Margin Realized

BRTO
2008	33.80%
2009	37.30%
2010	34.30%
1H2011	31.00%

TMAR

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Net revenues	21,891	22,336	22,613	23,358	24,102	25,056	26,109	27,233	28,460	29,728
(-) Eliminations	(1,974)	(2,354)	(2,415)	(2,519)	(2,520)	(2,508)	(2,464)	(2,525)	(2,146)	(2,163)
% Eliminations	(9.0)%	(10.5)%	(10.7)%	(10.8)%	(10.5)%	(10.0)%	(9.4)%	(9.3)%	(7.5)%	(7.3)%

BRT

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Net revenues	11,209	11,127	10,893	10,862	11,020	11,239	11,523	11,858	12,206	12,572
(-) Eliminations	(1,384)	(1,494)	(1,597)	(1,736)	(1,866)	(2,027)	(2,128)	(2,197)	(2,250)	(2,322)
% Eliminations	(12.3)%	(13.4)%	(14.7)%	(16.0)%	(16.9)%	(18.0)%	(18.5)%	(18.5)%	(18.4)%	(18.5)%

Without entering into the merits of the discussions, however, the Committee’s lack of manifestation regarding the same confirms and validates my prior manifestation with respect to its actions that, as in other similar transactions, is apparently restricted to compliance with Guideline No. 35 in form only.

Even when informed that certain material questions may lead to a valuation of the companies that is much more favorable to the shareholders of Brasil Telecom, neither the Committee nor management showed any interest in demanding a review of the valuations, the only admissible conduct in defense of a fair exchange ratio for all shareholders, which Guideline No. 35 imposes on them the duty to pursue.

Moreover, a comparison between the proceedings adopted by the Committee of Brasil Telecom and by those constituted in preceding transactions causes this Director some concern.

Summary of the Work of the Special Committees Formed Pursuant to

CVM Guideline No. 35

Companies	Date of Formation of Committee	Date of Delivery of Reports	Number of Days Worked	Methodologies Employed	Ratio determined through:	Comments
Telemig/Vivo	March 20, 2009	May 29, 2009	69	DCF	DCF sensitivity
Aracruz/VCP	April 6, 2009	June 1, 2009	55	not disclosed	Negotiation of ranges between committees
Perdigão/Sadia	May 19, 2009	July 9, 2009	50	Market value, multiples of economic indicators and other transactions	Range determined based on economic value
Bertin/JBS	October 22, 2009	December 7, 2009	45	DCF
Tenda/Gafisa (reverse merger)	October 23, 2009	November 6, 2009	13	Market price (multiple periods in 2009), balance sheet metrics, market multiples	Ranges of exchange ratios for each methodology	DCF was not used, since the real estate market typically does not use this method
Guarani/Tereos	April 5, 2010	May 19, 2010	44	DCF, multiples of comparable companies	Economic value basis, based on the valuations performed by the committees	Withdrawal right at asset value
Fosfertil/Vale Fertilizantes	October 27, 2010	November 7, 2010	40	Principal method: DCF; other references: value of Vale acquisition, weighted average market price, multiples of comparable companies, and multiples of prior transactions	DCF ranges; DCF sensitivity
Vivo/Telesp	December 27, 2010	March 25, 2011	148	DCF; EBITDA multiple	DCF sensitivity	Withdrawal right for common shares of Vivo and Telesp and asset value for preferred shares of Telesp
Ecodiesel	June 15, 2011	Ongoing	Already more than 46 days
Oi Group	June 29, 2011	August 1, 2011	32	Market value of only one period	No justification for methodology	No manifestation of the value of withdrawal rights or the incidence of withdrawal in BRTO3

It is also troubling that all of the members of the Independent Committees convened for the transaction were appointed by board members linked to those who formulated the originally proposed exchange ratio:

Board of Directors

BRTO

Name	Independent	Position at TNLP
José Mauro Mettrau Carneiro da Cunha	No	Member of the Board of Directors of TMAR
João de Deus Pinheiro de Macêdo	No	Oi’s Director of Planning
Júlio Cesar Fonseca	No	Oi’s Personnel Officer
Francis James Leahy Meaney	No	Oi’s Superintendent Officer
João Carlos de Almeida Gaspar	Yes	None

Telemar Norte Leste S.A. (Tmar)

Name	Independent	Position at TNLP
José Mauro Mettrau Carneiro da Cunha	No	Ex BNDES employee
João de Deus Pinheiro de Macêdo	No	Oi’s Planning Officer
Maxim Medvedovsky	No	Oi’s Retail Segment Officer
Alex Waldemar Zornig	No	Oi’s Chief Financial Officer
João Carlos de Almeida Gaspar	Yes	None

All of these facts reveal themselves to be even graver when one discovers that, in the case of Brasil Telecom, the installation and functioning of the Committee are due not to Guideline No. 35, but to compliance with bylaws that expressly ascribe to the members of the Committee the same duties and responsibilities as those ascribed to the managers.

Finally, this Director cannot help but express his discomfort with the information, contained in the above-mentioned correspondence, that the members of the fiscal council were not called to observe the board meetings that approved the terms of the merger (contravening a specific norm of the Brazilian Corporation Law), nor were they given the opportunity to participate in the discussions.

Independently of the legal question, the decision not to call the members of the fiscal council to participate in the discussions and deliberations certainly does not conform to the principle of transparency, and neither does it respect the importance of that body for the protection of the rights of shareholders.

This Director concludes that Guideline No. 35 established a specific procedure, with delimited standards of conduct, to guarantee that the managers of the company, including the members of the Committee, seek to ensure that the exchange ratio and other terms of the merger observe strictly commutative terms.

The negotiation of the exchange ratio became a duty of all of the managers from the moment that the bylaws of Brazil Telecom instituted the Committee and subjected it to Guideline No. 35.

If there are material questions that significantly impact the valuation of the company and that were brought to the Board of Directors and to the members of the Committee and its advisors,

then the negotiation of the exchange ratio of shares has not been concluded and one must not accept any conduct other than to resume discussions. Otherwise, the behavior of the managers of Brasil Telecom will have been faintly diligent or loyal. Of this we will all be accountable at the company’s general shareholders’ meeting, which may be gravely harmed by the demands of shareholders who feel injured.

As such, this Director reiterates his position against management’s proposal and recommends that the members of the Independent Special Committee and Itaú BBA be called once again to discuss the open questions, with the aim to seek fair terms, as the only way to comply with legal duties. He is also consigned to the understanding that a prior meeting of the members of the fiscal council would have been indispensable for the regularity of this meeting.

Rio de Janeiro, August 26, 2011

/s/ João Carlos de Almeida Gaspar
João Carlos de Almeida Gaspar

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 53.3.0000622–9

PUBLICLY-HELD COMPANY

MANIFESTATION OF PROTEST

Member of the Board of Directors João Carlos de Almeida Gaspar records his protest and reiterates that the presence of one or another member of the Fiscal Council does not satisfy the need to formally call a prior meeting to discuss the items relating to the corporate reogranization.

/s/ João Carlos de Almeida Gaspar
João Carlos de Almeida Gaspar